August 15, 2018

Pnina Fishman, Ph.D.
Chief Executive Officer
Can-Fite BioPharma Ltd.
10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel

       Re: Can-Fite BioPharma Ltd.
           Registration Statement on Form F-1
           Filed August 8, 2018
           File No. 333-226696

Dear Dr. Fishman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Gary Emmanuel, Esq.